UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1164771

As at April 15, 2009

NORTHERN DYNASTY MINERALS LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F.... X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Marchand Snyman
Director and Chief Financial Officer

Date: April 15, 2009

Print the name and title of the signing officer under his signature.

  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

33 ALASKA COMMUNITY GROUPS RECEIVE PEBBLE FUND
GRANTS TOTALING $1 MILLION

April 9, 2009, Vancouver, BC - Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE Amex: NAK) announces that the Pebble Fund for Sustainable Bristol Bay Fisheries and Communities, established by the Pebble Limited Partnership ("PLP" or the "Pebble Partnership") last year, will dispense its first $1 million in grants to 33 successful applicants this spring.

The Pebble Fund was established in February 2008 as a five-year, $5 million commitment to support community-led initiatives that enhance the health of Bristol Bay fisheries and contribute to a sustainable economic future in southwest Alaska. Administered by the non-profit Alaska Community Foundation, Pebble Fund grant criteria and awards were determined by an independent advisory board of citizens representing communities from throughout the Bristol Bay region.

"Pebble is a globally significant copper-gold-molybdenum deposit whose development has the potential to provide employment and business opportunities for generations of Alaskans, as well as other social and economic benefits for the communities of Bristol Bay," said Northern Dynasty President & CEO Ron Thiessen. "Although the project is still several years away from permitting and operations, the Pebble Partnership is committed to ensuring that local communities benefit at every stage of project development.

"That's what the Pebble Fund and today's announcement is all about; ensuring that Pebble provides a more sustainable future for the communities of southwest Alaska now and in the future."

Based in Anchorage AK, the Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. To retain its 50% interest, Anglo American is required to continue its staged investment of $1.425 billion to advance the Pebble Project toward permitting and operations.

"One of our core principles is to help build sustainable communities and that is why we started the Pebble Fund," said Pebble Partnership CEO John Shively. "I am pleased and encouraged that the Pebble Fund board was able to meet a diverse cross section of community needs in the Bristol Bay region. This clearly demonstrates we will meet our commitments, and we are looking forward to the next round of applications and grants later this year."

In total, some 50 non-profit community organizations in southwest Alaska applied for Pebble Fund grants in 2009 for projects related to community development, education, energy and fisheries. The Pebble Fund board selected 33 successful applicants, including 26 small grant (<$25,000) and seven large grant (>$25,000) recipients.

Projects receiving small grant awards include a community greenhouse development in Ugashik, alternative energy and wind development projects in the City of Chignik and Chignik Lagoon, and a vocational training program for clean diesel technology in the Bristol Bay School District. Large grant awards will fund fisheries enhancement and education projects in Pilot Point and Ivanoff Bay, a renewable energy development project in Iguigig and a broad-based job internship program for students in the Lake and Peninsula School District, among others.

"Villages in rural Alaska are facing some serious challenges, including high energy and transportation costs, limited investment and job opportunities, and out-migration," said Ron Thiessen. "We believe the Pebble Fund can start to address those challenges by funding projects that are developed, delivered and selected by the people who know this region best - the communities of Bristol Bay."

Northern Dynasty Minerals Ltd. is a mineral development company, based in Vancouver, Canada, whose principal assets are a 50% interest in the Pebble copper-gold-molybdenum deposit in southwest Alaska and 153 square miles of associated resource lands, as well as a partnership funding agreement with Anglo American. Pebble is the world's most extensive undeveloped copper-gold porphyry system, with the grades and metallurgy to support a modern, long-life mine.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President and CEO

Sole Responsibility
No regulatory authority accepts responsibility for the adequacy or accuracy of this release.
Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Comments on Forward Looking Information, Estimates and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.